C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2004 MAY 13 A 10:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : EC/FL/GS/CPP/106/04

BY AIRMAIL

7th May, 2004

04030050

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 5/17

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 7th May, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Results of Special General Meeting
Date : ____May 6____, 2004
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard, Friday, May 7, 2004

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

DISPOSAL OF SHARES IN COMPANIES LISTED ON THE JAKARTA STOCK EXCHANGE

RESULTS OF THE SPECIAL GENERAL MEETING

The directors of the Company are pleased to announce that at the Special General Meeting held on 6th May, 2004, the ordinary resolution relating to the Disposals (the "Resolution") was duly passed by the Shareholders.

Reference is made to the circular of the Company dated 19th April, 2004 (the "Circular") in relation to the Disposals. Capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Directors are pleased to announce that the Resolution set out in the notice of the Special General Meeting was duly passed by the Shareholders today.

As at the date of this announcement, the issued share capital of the Company was 2,158,480,786 Shares. Since none of the Shareholders was interested in the Disposals, all Shareholders were entitled to attend and vote for or against the Resolution at the Special General Meeting.

Computershare Hong Kong Investor Services Limited of Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, the Company's registrar in Hong Kong, was appointed as the scrutineer for the Special General Meeting.

At the Special General Meeting, the Resolution was voted on by way of a poll and was duly passed by the Shareholders. An aggregate of 841,352,883 Shares, representing approximately 99.99% of the total of 841,358,883 Shares the votes attached to which were cast in relation to the Resolution were voted in favour of the Resolution. An aggregate of 6,000 Shares, representing approximately 0.01% of the total of 841,358,883 Shares the votes attached to which were cast in relation to the Resolution were voted against the Resolution.

As at the date of this announcement, the directors of the Company comprise nine executive directors, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive directors, namely, Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.

On behalf of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 6th May, 2004